Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended
	Sept. 27, 2013	Sept. 28, 2012	Sept. 27, 2013	Sept. 28, 2012
(Thousands, except per share amounts)	Restated		Restated
Basic:
Average shares outstanding	20,604	20,432	20,551	20,434
Net Income	$4,992	$8,114	$15,932	$22,161
Per share amount	$0.24	$0.40	$0.78	$1.08

Diluted:
Average shares outstanding	20,604	20,432	20,551	20,434
Dilutive stock securities based on the treasury stock method using average market price	327	265	323	205
Totals	20,931	20,697	20,874	20,639
Net Income	$4,992	$8,114	$15,932	$22,161
Per share amount	$0.24	$0.39	$0.76	$1.07

Stock appreciation rights with exercise prices in excess of the average market price of common shares totaling 485,000 as of September 27, 2013 and 364,000 as of September 28, 2012 were excluded from the diluted EPS calculations as their effect would have been anti-dilutive.